SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 11 2010
DIVISION OF MARKET REGULATION


10031252

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CW

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51649 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESN North America Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**ESN North America, Inc.**

**Contents**

**Eisner**

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
ESN North America, Inc.

We have audited the accompanying statement of financial condition of ESN North America, Inc. (the "Company"), as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of ESN North America, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 25, 2010

**ESN North America, Inc.**
Statement of Financial Condition
December 31, 2009

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,200,642 |
| Intangible assets, net | 649,123 |
| Due from clearing broker | 267,758 |
| Deferred tax asset | 827,405 |
| Property and equipment (net of accumulated depreciation of $52,387) | 3,608 |
| Prepaid and other assets | 62,135 |
| Total assets | $ 3,010,671 |
| **Liabilities and Stockholders' Equity** | |
| Accounts payable and accrued expenses | $ 289,214 |
| Commitments and contingent liabilities | |
| Stockholders' equity: | |
| Common stock: $.01 par value; authorized 229 shares; | |
| 229 shares issued and outstanding | 2 |
| Additional paid-in capital | 8,344,404 |
| Deficit | (5,622,949) |
| Total stockholders' equity | 2,721,457 |
| Total liabilities and stockholders' equity | $ 3,010,671 |

*See notes to statement of financial condition*

## NOTE A - ORGANIZATION

ESN North America, Inc. (the "Company") is a majority owned subsidiary of CM-CIC Securities (the "Parent"), a French company. The Parent is, in turn, a wholly owned subsidiary of Credit Industriel et Commercial ("CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is engaged as an agent or riskless principal in the purchase and sale of equity securities of domestic and foreign corporate issuers including equity products (e.g., listed options on stocks, listed equity options on indexes, basket indexes and convertible securities).

On July 30, 2009, Banca Akros S.p.A. ("Banca Akros") purchased 3% of the company's outstanding shares from the Parent. As a result of the transaction, the Company's stockholders were the Parent (51%), Banca Akros (39%), and Caja Madrid (10%).

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

### Commissions

Commissions and arrangement fees on customer's securities transactions are recorded on a trade date basis. Clearing costs, commissions to foreign brokers, and securities taxes charged for certain transactions are recorded on a trade date basis.

### Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the statement of operations accounts are translated at average rates of exchange for the year.

### Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Net deferred tax assets, whose realization is dependent on taxable earnings of future years are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Depreciation

All property and equipment is being depreciated on a straight-line basis over their estimated useful lives, generally three years.

### Cash and Cash Equivalents

Cash and cash equivalents consist of cash and a money market mutual fund, most of which is held by New York money center banks. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase and money market mutual funds to be cash equivalents. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

### Due from Clearing Broker

Due from clearing broker includes a $150,000 required deposit.

### Intangible Assets

The Company applies the provisions of FASB ASC 350 "Intangibles - Goodwill and Other," which requires that intangible assets with a definite life be amortized over their useful lives.

## NOTE C - TRANSACTIONS WITH AFFILIATES

The Parent has guaranteed the ongoing operations of the Company for no less than one year beginning February 24, 2010.

The Company derives a portion of its revenue from acting as an agent for its stockholders in the purchase and sale of equity securities of domestic and foreign corporate issuers and related product sales.

As of December 31, 2009, other assets on the statement of financial condition include $2,391 receivable from Parent.

The Company is a party to an administrative services agreement with an affiliate. The affiliate provides the Company with certain services in the area of human resources, benefits and payroll administration; leasehold space, furniture and equipment; operational services, computers and related systems support, data and communication lines and equipment.

## NOTE D - INCOME TAXES

The Company is subject to federal, state and local taxes. The Company complies with the provisions of ASC 740. ASC 740 requires the liability method of accounting for income taxes.

At December 31, 2009, the Company had gross deferred tax assets of $1,822,053. The gross deferred tax assets primarily reflects the tax effect of net operating loss carryforwards. The net deferred tax assets includes a valuation allowance of $382,793 offsetting the deferred tax benefit for the year ended December 31, 2009 and an accumulated valuation allowance of $994,649 at December 31, 2009.

### NOTE D - INCOME TAXES (CONTINUED)

As of December 31, 2009, the Company has net operating loss carryforwards for Federal and New York state income tax purposes of approximately $4,541,821 and $4,391,175, respectively.

These net operating losses are limited by the IRC Section 382 loss limitation incurred as a result of an ownership changes that took place during 2006 and 2007. Annual losses are limited to approximately $397,000 annually through 2010 and then $141,000 annually through 2025.

### NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company clears all of its securities transactions through a U.S. clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for its customers or perform custodial functions relating to the securities and therefore is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii).

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liability with regard to the right. The Company paid the clearing broker no amounts related to these guarantees during the period.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In the normal course of business the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

### NOTE F - INTANGIBLE ASSETS

On August 31, 2007 the Company entered into a transaction to acquire 100% of the outstanding shares of Akros Securities, Inc. Akros Securities, Inc. was a broker dealer involved in U.S. equity sales to European clients. Akros Securities, Inc. was merged and thus completely liquidated with this transaction. With the acquisition, the Company plans on servicing the ESN Network in U.S. equities, along with cross selling products with its existing client base.

The transaction was accounted for as a purchase, with purchased assets and liabilities recorded at fair value at the purchase date. Customer relationships purchased were ascribed the full purchase price of $973,692. This intangible is being amortized over seven years, with amortization ending in August 2014. As of December 31, 2009, the carrying value of the intangible asset is $649,123. The Company assesses the intangible asset annually for impairment.

**ESN North America, Inc.**

**Notes to Statement of Financial Condition**
**December 31, 2009**

## NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3, as defined. The Company is required to maintain net capital in accordance with Rule 15c3-1. At December 31, 2009, the Company had net capital of $1,143,608 which was $893,608 in excess of the amount required of $250,000.

## NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitor required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

## NOTE I - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company's Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions.

## NOTE J - SUBSEQUENT EVENTS

The Company has evaluated events through February 25, 2010, the date that these financial statements were available to be issued.

Eisner

Eisner LLP
Accountants and Advisors

# ESN NORTH AMERICA, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009